Exhibit 99.2

JinkoSolar Announces Third Quarter 2016 Financial Results

SHANGHAI, China, November 16, 2016 -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), a global leader in the solar PV industry, today announced its unaudited financial results for the third quarter ended September 30, 2016.

Third Quarter 2016 Highlights

•	Total solar module shipments were 1,606 megawatts ("MW"), which includes 50 MW used in the Company’s downstream projects. Total solar module shipments decreased by 6.4% from 1,716 MW in the second quarter of 2016 and increased by 41.6% from 1,134.5 MW in the third quarter of 2015.
•	Total revenues were RMB5.70 billion (US$855.3 million), a decrease of 4.4% from the second quarter of 2016 and an increase of 39.0% from the third quarter of 2015.
•	Gross margin was 22.1%, compared with 20.4% in the second quarter of 2016 and 21.3% in the third quarter of 2015.
•	Solar power projects generated 395 GWh of electricity, an increase of 20.8% from the second quarter of 2016 and an increase of 69.0% from the third quarter of 2015. Total revenues generated from solar power projects were RMB372.4 million (US$55.8 million), an increase of 29.1% from the second quarter of 2016 and an increase of 81.0% from the third quarter of 2015.
•	As of September 30, 2016, the Company had connected 1,314 MW worth of solar power projects.
•	In October 2016, the Company entered into definitive agreement to sell Jinko Power’s downstream business to Shangrao Kangsheng Technology Co., Ltd. (“Shangrao Kangsheng"), a company incorporated with limited liability under the laws of the People's Republic of China, formed by a buyer consortium led by Mr. Xiande Li, chairman of the board of directors of the Company (the "Board"). The transaction was closed in November 2016. The Company expects to report a gain on the sale in the fourth quarter of 2016.
•	Income from operations was RMB600.9 million (US$90.1 million), compared with RMB445.1 million in the second quarter of 2016 and RMB384.0 million in the third quarter of 2015.
•	Net income attributable to the Company's ordinary shareholders was RMB233.7 million (US$35.0 million), compared with RMB280.1 million in the second quarter of 2016 and RMB195.1 million in the third quarter of 2015.

•	Diluted earnings per American depositary share ("ADS") was RMB6.04 (US$0.92), compared with RMB8.48 in the second quarter of 2016 and RMB3.12 in the third quarter of 2015.
•	Non-GAAP net income attributable to the Company's ordinary shareholders in the third quarter of 2016 was RMB305.8 million (US$45.8 million), compared with RMB421.8 million in the second quarter of 2016 and RMB253.3 million in the third quarter of 2015.
•	Non-GAAP basic and diluted earnings per ADS were RMB9.72 (US$1.44) and RMB9.36 (US$1.40), respectively, in the third quarter of 2016.

Mr. Kangping Chen, JinkoSolar’s Chief Executive Officer commented, “Our business continued to gain growth momentum despite a challenging environment. Module shipments reached 1,606 MW, an increase of 41.6% year-over-year while total revenues reached US$855.3 million, an increase of 39.0% over the same period last year. Based on our visibility into the fourth quarter of 2016, we are once again raising our full year 2016 shipment guidance to 6.6GW to 6.7GW from our previous guidance of 6.0GW to 6.5GW. We are well positioned to continue benefitting from the global adoption of solar energy, which is playing a more important role in the global energy landscape.”

“Jinko Power’s electricity output increased 20.8% sequentially to 395GWh while generating RMB372.4 million in revenue. Jinko Power connected an additional 184MW worth of solar projects during the quarter, bringing our total to 1,314 MW as of September 30, 2016. We closed the sale of Jinko Power’s business in November 2016 to Shangrao Kangsheng for US$250 million in cash, which will significantly improve our balance sheet by reducing our debt and net gearing ratio. We expect to report a gain on the sale in the fourth quarter of 2016. This injection into our already substantial cash position will also provide us with the extra flexibility for our future operations.”

“We consolidated our leading position across a number of key and emerging markets during the quarter. Demand in China remains robust as module prices stabilized. Demand is expected to pick up again in the first half of 2017 with the announcement of the next round of FiT cut, which we expect will act as a strong catalyst. Demand in the US is stable despite recent market panic which we believe is only temporary. We expect the US market will heat up again during the second half of 2017. We have always advocated a fair, transparent and market-driven environment, and the withdrawal of major solar manufacturers from the EU’s MIP agreement is boosting our outlook for the European markets. We also reinforced our presence on the ground in India by opening a new office to offer local technical and logistical support to our customers there. We expanded our emerging market presence to over 40 countries and regions, and strengthened our leading position in key markets such as Chile, Mexico and the UAE.”

“We continued to focus on developing high-efficiency products. Our mono wafer capacity using diamond-wire cutting is now operational and is scaling up rapidly to support our high-efficiency PERC lines. As leader in the industry, our team is constantly focusing on providing our customers the highest-quality, most reliable and high-efficiency products.”

“We have experienced the ups and downs of the solar industry but we have never had any doubt about its great potential. We will continue to grow our business sustainably as we fulfill our commitment to green energy.”

Third Quarter 2016 Financial Results

Total Revenues

Total revenues in the third quarter of 2016 were RMB5.70 billion (US$855.3 million), a decrease of 4.4% from RMB5.96 billion in the second quarter of 2016 and an increase of 39.0% from RMB4.1 billion in the third quarter of 2015. The sequential decrease was mainly attributable to a decline in module selling prices in the third quarter of 2016 as a result of a decrease in market demand and intense competition in the solar industry. The year-over-year increase was mainly due to the increase in revenues from electricity generation and solar module shipments growing at a faster pace than the decrease in average selling prices.

During the third quarter of 2016, revenues from downstream solar power projects were RMB372.4 million (US$55.8 million), an increase of 29.1% from RMB288.5 million in the second quarter of 2016 and an increase of 81.0% from RMB205.8 million in the third quarter of 2015. The sequential and year-over-year increases were primarily due to the increase in number and capacity of the Company’s solar projects.

Gross Profit and Gross Margin

Gross profit in the third quarter of 2016 was RMB1.26 billion (US$188.6 million), compared with RMB1.21 billion in the second quarter of 2016 and RMB864.6 million in the third quarter of 2015.

Gross margin was 22.1% in the third quarter of 2016 compared with 20.4% in the second quarter of 2016 and 21.3% in the third quarter of 2015.

Income from Operations and Operating Margin

Income from operations in the third quarter of 2016 was RMB600.9 million (US$90.1 million), compared with RMB445.1 million in the second quarter of 2016 and RMB384.0 million in the third quarter of 2015. Operating margin in the third quarter of 2016 was 10.5%, compared with 7.5% in the second quarter of 2016 and 9.5% in the third quarter of 2015.

Total operating expenses in the third quarter of 2016 were RMB657.0 million (US$98.5 million), a decrease of 14.4% from RMB767.1 million in the second quarter of 2016 and an increase of 36.7% from RMB480.6 million in the third quarter of 2015. The sequential decrease was mainly due to an RMB99.3 million provision for impairment of property, plant and equipment during the second quarter of 2016. The year-over-year increase in operating expenses was mainly due to the increases in shipping and warranty costs and change in provision of accounts receivables.

Total operating expenses accounted for 11.5% of total revenues, compared to 12.9% in the second quarter of 2016 and 11.9% in the third quarter of 2015.

Interest Expense, Net

Net interest expense in the third quarter of 2016 was RMB219.7 million (US$32.9 million), an increase of 80.6% from RMB121.6 million in the second quarter of 2016 and an increase of 50.3% from RMB146.2 million in the third quarter of 2015. The sequential and year-over-year increases were mainly due to an increase in loans for solar power projects and fees charged by financial institutions associated with discounted notes receivables.

Exchange Gain / (Loss), Net

The Company recorded a net exchange loss of RMB14.1 million (US$2.1 million) including change in fair value of forward contracts in the third quarter of 2016, compared to a net exchange gain of RMB106.6 million in the second quarter of 2016 and a net exchange loss of RMB121.6 million in the third quarter of 2015.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

The Company recognized a loss from a change in fair value of convertible senior notes and capped call options of RMB15.7 million (US$2.4 million) in the third quarter of 2016 primarily due to the change of volatility of the stock price of the Company.

Change in fair value of derivative liability

In July 2015, Jinko Power, the parent company of the solar projects, entered into a US$150 million loan agreement. In conjunction with the loan, Jinko Power issued certain warrants which granted the holders a right to purchase its ordinary shares. The warrants are liability derivatives which need to be fair valued on day one and marked to market subsequently at each reporting period. In September 2016, Jinko Power refinanced and repaid the loan in advance and the warrants were settled.

The Company recognized a gain from change in fair value of derivative liability of RMB36.0 million (US$5.4 million) in the third quarter of 2016 mainly due to the early repurchase of warrants.

Income Tax Expense, net

The Company recorded an income tax expense of RMB116.8 million (US$17.5 million) in the third quarter of 2016, compared with an income tax expense of RMB90.9 million in the second quarter of 2016 and an income tax expense of RMB34.2 million during the third quarter of 2015. The sequential change was mainly due to additional tax deductions in R&D costs approved by the local tax bureau in the second quarter of 2016.

Net Income and Earnings per Share

Net income attributable to the Company's ordinary shareholders in the third quarter of 2016 was RMB233.7 million (US$35.0 million), compared with RMB280.1 million in the second quarter of 2016 and RMB195.1 million in the third quarter of 2015.

Basic and diluted earnings per ordinary share were RMB1.85 (US$0.28) and RMB1.51 (US$0.23), respectively, during the third quarter of 2016. This translates into basic and diluted earnings per ADS of RMB7.40 (US$1.12) and RMB6.04 (US$0.92), respectively.

Non-GAAP net income attributable to the Company's ordinary shareholders in the third quarter of 2016 was RMB305.8 million (US$45.8 million), compared with RMB421.8 million in the second quarter of 2016 and RMB253.3 million in the third quarter of 2015.

Non-GAAP basic and diluted earnings per ordinary share were RMB2.43 (US$0.36) and RMB2.34 (US$0.35), respectively during the third quarter of 2016. This translates into non-GAAP basic and diluted earnings per ADS of RMB9.72 (US$1.44) and RMB9.36 (US$1.40), respectively.

Financial Position

As of September 30, 2016, the Company had RMB3.6 billion (US$547.3 million) in cash and cash equivalents and restricted cash, compared with RMB3.70 billion as of June 30, 2016.

As of September 30, 2016, the Company’s accounts receivables were RMB5.87 billion (US$880.5 million), compared with RMB4.17 billion as of June 30, 2016. Accounts receivables from downstream solar power projects were RMB1.25 billion (US$186.8 million), compared with RMB1.00 billion as of June 30, 2016.

As of September 30, 2016, the Company’s inventories were RMB3.26 billion (US$488.7 million), compared with RMB3.10 billion as of June 30, 2016.

As of September 30, 2016, the Company's total interest-bearing debts were RMB14.47 billion (US$2.17 billion), compared with RMB12.05 billion as of June 30, 2016. Interest-bearing debts from downstream solar power projects were RMB8.35 billion (US$1.25 billion), compared with RMB6.66 billion as of June 30, 2016.

Third Quarter 2016 Operational Highlights

Solar Module Shipments

Total solar module shipments in the third quarter of 2016 amounted to 1,606 MW, including 50 MW used in the Company’s downstream projects.

Solar Power Project Capacity

As of September 30, 2016, the Company had connected 1,314 MW of solar power projects to the grid.

Solar Products Production Capacity

As of September 30, 2016, the Company's in-house annual silicon wafer, solar cell and solar module production capacity was 4.5 GW, 3.7 GW and 6.5 GW, respectively.

Recent Business Developments

•	In October 2016, JinkoSolar ranked 16th among Fortune magazine's 100 Fastest-Growing Companies in 2016.
•	In October 2016, JinkoSolar entered into a definitive agreement for the sale of Jinko Power’s downstream business in China to Shangrao Kangsheng, a company incorporated with limited liability under the laws of the People's Republic of China, formed by a buyer consortium led by Mr. Xiande Li, chairman of the Board. The transaction was closed in November 2016. JinkoSolar expects to report a gain on the sale in the fourth quarter of 2016.
•	In October 2016, JinkoSolar signed a 300MW master module supply agreement with Henan Senyuan Electric.
•	In September 2016, JinkoSolar helped create the first PV recycling network in the US
•	In September 2016, JinkoSolar signed a master module supply agreement with Con Edison Development in the U.S.
•	In September 2016, JinkoSolar supplied modules to power several mosques in Jordan.
•	In September 2016, JinkoSolar announced its withdrawal from the European Union Price Undertaking agreement.

Operations and Business Outlook

Fourth Quarter and Full Year 2016 Guidance

For the fourth quarter of 2016, the Company estimates total solar module shipments to be in the range of 1.7 GW to 1.8 GW.

For the full year 2016, the Company raises the estimation of total solar module shipments to be in the range of 6.6 GW and 6.7 GW.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Wednesday, November 16, 2016 at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852-5808-3202
U.S. Toll Free:	+1-855-298-3404
Passcode:	JinkoSolar

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, November 22, 2016. The dial-in details for the replay are as follows:

International:	+61-2-9641-7900
U.S. Toll Free:	+1-866-846-0868
Passcode:	1681350

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is a global leader in the solar industry. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 4.5 GW for silicon ingots and wafers, 3.7 GW for solar cells, and 6.5 GW for solar modules, as of September 30, 2016.

JinkoSolar has over 15,000 employees across its 6 productions facilities in Jiangxi, Zhejiang and Xinjiang Provinces, China, Malaysia, Portugal and South Africa, 16 oversea subsidiaries in Japan (2), Singapore, India, Turkey, Germany, Italy, Switzerland, Spain, United States, Canada, Mexico, Brazil, Chile, Australia and South Africa, and 18 global sales offices in China (2) ,United Kingdom, Bulgaria, Greece, Romania, United Arab Emirates, Jordan, Saudi Arabia, Kuwait, Egypt, Morocco, Ghana, Kenya, Costa Rica, Colombia, Brazil and Mexico.

To find out more, please see: www.jinkosolar.com.

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income , non-GAAP earnings per Share, non-GAAP earnings per ADS, and non-GAAP diluted weighted average ordinary shares outstanding, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to share-based compensation, convertible senior notes and capped call options, and accretion to redemption value of redeemable non-controlling interest:

•	Non-GAAP net income is adjusted to exclude the expenses relating to changes in fair value of convertible senior notes and capped call options, change in fair value of derivative liability, interest expenses of convertible senior notes, exchange gain on the convertible senior notes and capped call options, stock-based compensation, allocation of net income to redeemable non-controlling interests, and accretion to redemption value of redeemable non-controlling interests; given these Non-GAAP net income adjustments above are either related to the Company or its subsidiaries incorporated in Cayman Islands, which are not subject to tax exposures, or related to those subsidiaries with tax loss positions which result in no tax impacts, therefore no tax adjustment is needed in conjunction with these Non-GAAP net income adjustments; and

•	Non-GAAP earnings per Share and non-GAAP earnings per ADS are adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gain on the convertible senior notes and capped call options, stock-based compensation, and accretion to redemption value of redeemable non-controlling interests.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar's current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2016, which was RMB6.6685 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Sebastian Liu
JinkoSolar Holding Co., Ltd.
Tel: +86 21-5183-3056
Email: ir@jinkosolar.com

Christian Arnell
Christensen
Tel: +86-10-5900-2940
Email: carnell@christensenir.com

In the U.S.:

Ms. Linda Bergkamp

Christensen

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

		For the quarter ended
		Sep 30, 2015	Jun 30, 2016	Sep 30, 2016
		RMB	RMB	RMB	USD
Revenues from third parties		4,052,520	5,918,875	5,703,608	855,306

Revenues from related parties		-	36,349	-	-

Total revenues		4,052,520	5,955,224	5,703,608	855,306

Cost of revenues		(3,187,894)	(4,743,024)	(4,445,768)	(666,682)

Gross profit		864,626	1,212,200	1,257,840	188,624

Operating expenses:
Selling and marketing		(302,547)	(373,338)	(371,669)	(55,735)
General and administrative		(138,214)	(250,845)	(239,634)	(35,935)
Research and development		(39,869)	(43,617)	(41,864)	(6,278)
Impairment of long-lived assets		-	(99,328)	(3,819)	(573)
Total operating expenses		(480,630)	(767,128)	(656,986)	(98,521)

Income from operations		383,996	445,072	600,854	90,103
Interest expenses, net		(146,235)	(121,615)	(219,684)	(32,945)
Change in fair value of derivative liability		(2,532)	(1)	36,048	5,406
Subsidy income		43,562	39,475	12,854	1,928
Exchange gain/(loss)		(109,560)	117,018	(3,378)	(507)
Change in fair value of forward contracts		(12,035)	(10,390)	(10,752)	(1,612)
Change in fair value of convertible senior notes and capped call options		111,021	(49,076)	(15,684)	(2,352)
Other income/(expense), net		(230)	1,291	371	56
Investment income/(loss)		-	(1,158)	1,730	260
Income before income taxes		267,987	420,616	402,359	60,337
Income tax expense, net		(34,225)	(90,888)	(116,803)	(17,516)
Equity in income of affiliated companies		7,021	3,509	8,626	1,294
Net income		240,783	333,237	294,182	44,115
Less:	Net income attributable to non-controlling interests	2,024	1,950	1,339	202
Less:	Accretion to redemption value of redeemable non-controlling interests	43,678	47,555	48,922	7,336
Less:	Allocation of net income to participating preferred shares issued by subsidiary	-	3,648	10,247	1,537
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders		195,081	280,084	233,674	35,040
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic		1.56	2.23	1.85	0.28
Diluted		0.78	2.12	1.51	0.23

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic		6.24	8.92	7.40	1.12
Diluted		3.12	8.48	6.04	0.92

Weighted average ordinary shares outstanding:
Basic		124,771,933	125,501,184	126,056,129	126,056,129
Diluted		155,612,355	132,545,247	130,613,442	130,613,442

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income		240,783	333,237	294,182	44,115
Other comprehensive income:
-Foreign currency translation adjustments		6,364	(10,887)	(3,409)	(511)
Comprehensive income		247,147	322,350	290,773	43,604
Less:	Comprehensive income attributable to non-controlling interests	2,024	1,950	1,339	202
Less:	Allocation of net income to participating preferred shares issued by subsidiary	-	3,648	10,247	1,537
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders		245,123	316,752	279,187	41,865

NON-GAAP RECONCILIATION

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders		195,081	280,084	233,674	35,040

Change in fair value of derivative liability		2,532	1	(36,048)	(5,406)

Change in fair value of convertible senior notes and capped call options		(111,021)	49,076	15,684	2,352

4% of interest expense of convertible senior notes		16,932	10,463	8,007	1,201

Exchange loss on convertible senior notes and capped call options		65,224	21,224	5,958	893

Stock-based compensation expense		40,832	13,353	29,558	4,432

Accretion to redemption value of redeemable non-controlling interests		43,678	47,555	48,922	7,336

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders		253,258	421,755	305,755	45,848
·
Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share
Basic		2.03	3.36	2.43	0.36
Diluted		1.63	3.18	2.34	0.35

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.‘s ordinary shareholders per ADS
Basic		8.12	13.44	9.72	1.44
Diluted		6.52	12.72	9.36	1.40

Non-GAAP weighted average ordinary shares outstanding
Basic		124,771,933	125,501,184	126,056,129	126,056,129
Diluted		155,612,355	132,545,247	130,613,442	130,613,442

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	Dec 31, 2015	Sep 30, 2016
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	3,683,664	3,355,114	503,129
Restricted cash	555,724	294,467	44,158
Restricted short-term investments	1,759,566	2,901,598	435,120
Short-term investments	29,427	6,526	979
Accounts receivable, net - related parties	60,974	33,000	4,949
Accounts receivable, net - third parties	3,356,719	5,838,663	875,559
Notes receivable, net - third parties	554,087	281,519	42,216
Advances to suppliers, net - related parties	1,021	-	-
Advances to suppliers, net - third parties	251,390	275,987	41,387
Inventories, net	3,203,325	3,258,802	488,686
Forward contract receivables	7,039	647	97
Deferred tax assets - current	79,101	92,696	13,901
Other receivables - related parties	-	129	19
Capped Call options	17,490	-	-
Prepayments and other current assets	1,035,063	1,191,001	178,601

Total current assets	14,594,590	17,530,149	2,628,801

Non-current assets:
Restricted cash	333,750	314,271	47,128
Project Assets	7,044,729	9,492,974	1,423,555
Long-term investments	116,787	130,513	19,572
Property, plant and equipment, net	3,771,455	4,273,985	640,921
Land use rights, net	349,914	362,190	54,314
Intangible assets, net	21,203	22,309	3,345
Deferred tax assets - non current	125,844	125,844	18,871
Other assets	786,276	1,758,161	263,652

Total non-current assets:	12,549,958	16,480,247	2,471,358

Total assets	27,144,548	34,010,396	5,100,159

LIABILITIES
Current liabilities:
Accounts payable - related parties	1,479	406	61
Accounts payable - third parties	3,783,305	4,146,391	621,788
Notes payable - third parties	2,513,762	3,402,611	510,251
Accrued payroll and welfare expenses	475,598	531,163	79,653
Advances from customers	1,299,805	794,780	119,184
Income tax payable	106,042	248,649	37,287
Other payables and accruals	2,228,567	2,826,331	423,831
Other payables due to related parties	4,993	28,985	4,347
Forward contract payables	4,296	8,890	1,333
Convertible senior notes- current	650,917	545,501	81,803
Deferred tax liabilities - current	9,266	9,266	1,390
Bonds payable and accrued interests	866,726	7,192	1,079
Short-term borrowings from third parties, including current portion of long-term bank borrowings	3,290,149	5,705,352	855,568

Total current liabilities	15,234,905	18,255,517	2,737,575

Non-current liabilities:
Long-term borrowings	4,627,904	8,091,805	1,213,437
Long-term payables	56,956	66,235	9,933
Bond payables	-	120,000	17,996
Accrued warranty costs -non-current	329,237	443,458	66,500
Convertible senior notes	856,064	-	-
Deferred tax liability - non-current	11,380	33,882	5,081
Derivative liability - non current	68,378	-	-
Total non-current liabilities	5,949,919	8,755,380	1,312,947

Total liabilities	21,184,824	27,010,897	4,050,522

Redeemable non-controlling interests	1,607,926	1,750,628	262,522

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 125,473,930 and 126,351,194 shares issued and outstanding as of December 31, 2015 and September 30, 2016, respectively)	18	18	3
Additional paid-in capital	2,924,336	2,991,329	448,576
Statutory reserves	351,855	378,576	56,771
Accumulated other comprehensive income/(loss)	12,491	(3,293)	(494)
Treasury stock, at cost; 1,723,200 shares of ordinary shares as of December 31, 2015 and September 30, 2016, respectively	(13,876)	(13,876)	(2,081)
Accumulated retained earnings	1,047,045	1,861,214	279,105

Total JinkoSolar Holding Co., Ltd. shareholders' equity	4,321,869	5,213,968	781,880

Non-controlling interests	29,929	34,903	5,235

Total liabilities and shareholders' equity	27,144,548	34,010,396	5,100,159